                                                                   EXHIBIT 99.14

    WIPRO LIMITED - RESULTS FOR THE 6 MONTHS PERIOD ENDED SEPTEMBER 30, 2003

                WIPRO LIMITED - CONSOLIDATED AUDITED SEGMENT-WISE
              BUSINESS PERFORMANCE FOR THE SIX MONTHS PERIOD ENDED
                       SEPTEMBER 30, 2003 (RS. IN MILLION)

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                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                            SEPTEMBER 30,             SEPTEMBER 30,
                                                     -------------------------------------------------------    YEAR ENDED
PARTICULARS                                           2003     2002    GROWTH %    2003     2002    GROWTH %   MARCH 31,2003
----------------------------------------------------------------------------------------------------------------------------
SEGMENT REVENUE
GLOBAL IT SERVICES & Products
 IT Services & Products                              10,180    7,341      39      19,316   13,662      41          30,487
 Wipro Nervewire                                        120        -                 239        -                       -
TOTAL                                                10,300    7,341      40      19,555   13,662      43          30,487
India & AsiaPac IT Services & Products                2,138    2,202      (3)      3,740    4,109      (9)          8,395
Consumer Care & Lighting                                882      735      20       1,680    1,465      15           2,991
Others                                                  425      343                 760      649                   1,468
CONTINUING OPERATIONS                                13,745   10,621      29      25,735   19,885      29          43,341
Discontinued ISP Business                                 -        -                   -       38                      42
TOTAL                                                13,745   10,621      29      25,735   19,923      29          43,383
PROFIT BEFORE INTEREST AND TAX (PBIT)
GLOBAL IT SERVICES & PRODUCTS
 IT Services & Products                               2,241    2,133       5       4,266    4,088       4           8,451
 Wipro Nervewire                                       (101)       -       -        (206)       -                       -
TOTAL                                                 2,140    2,133       -       4,060    4,088       -           8,451
India & AsiaPac IT Services & Products                  140      118      19         232      205      13             557
Consumer Care & Lighting                                137      110      25         274      239      15             436
Others                                                   53       29                 109       46                     240
CONTINUING OPERATIONS                                 2,470    2,390       3       4,675    4,578       2           9,684
Discontinued ISP Business                                 -      (35)                  -     (168)                   (182)
TOTAL                                                 2,470    2,355       5       4,675    4,410       6           9,502
Interest income                                         197      165                 343      307                     634
PROFIT BEFORE TAX                                     2,667    2,520       6       5,018    4,717       6          10,136
Income Tax expense                                     (360)    (307)               (592)    (549)                 (1,276)
PROFIT BEFORE EXTRAORDINARY ITEMS                     2,307    2,213       4       4,426    4,168       6           8,860
Discontinuance of ISP business                            -       17                   -     (288)                   (263)
PROFIT BEFORE EQUITY IN EARNINGS/(LOSSES) OF
AFFILIATES AND MINORITY INTEREST                      2,307    2,230       3       4,426    3,880      14           8,597
Equity in earnings of affiliates                          6      (5)                 (48)    (211)                   (355)
Minority interest                                       (11)     (21)                (14)     (24)                    (37)
PROFIT AFTER TAX                                      2,302    2,204       4       4,364    3,645      20           8,205
EARNINGS PER SHARE (IN RS.)
BASIC
On profit for the period from continuing operations    9.97     9.67       3       19.14    18.49       4           38.83
On profit for the period                               9.95     9.53       4       18.87    15.77      20           35.49
DILUTED
On profit for the period from continuing operations    9.97     9.66       3       19.14    18.46       4           38.75
On profit for the period                               9.95     9.52       5       18.87    15.74      20           35.43
OPERATING MARGIN
GLOBAL IT SERVICES & PRODUCTS
 IT Services & Products                                  22%      29%                 22%      30%                     28%
 Wipro Nervewire
TOTAL                                                    21%      29%                 21%      30%                     28%
India & AsiaPac IT Services & Products                    6%       5%                  6%       5%                      7%
Consumer Care & Lighting                                 16%      15%                 16%      16%                     15%
CONTINUING OPERATIONS                                    18%      23%                 18%      23%                     22%
TOTAL                                                    18%      22%                 18%      22%                     22%
CAPITAL EMPLOYED
GLOBAL IT SERVICES & PRODUCTS
 IT Services & Products                              18,530   14,215              18,530   14,215                  18,536
 Wipro Nervewire                                        680        -                 680        -                       -
TOTAL                                                19,210   14,215              19,210   14,215                  18,536
India & AsiaPac IT Services & Products                1,236    1,290               1,236    1,290                   1,075
Consumer Care & Lighting                                538      638                 538      638                     682
Others                                               18,695   15,100              18,695   15,100                  15,082
CONTINUING OPERATIONS                                39,679   31,243              39,679   31,243                  35,375
Discontinued ISP Business                                 -     (150)                  -     (150)                     (7)
Total                                                39,679   31,093              39,679   31,093                  35,368
RETURN ON AVERAGE CAPITAL EMPLOYED FROM
CONTINUING BUSINESS
Global IT Services & Products                            44%      75%                 43%      71%                     62%
India & AsiaPac IT Services & Products                   42%      33%                 40%      36%                     54%
Consumer Care & Lighting                                 98%      66%                 90%      68%                     60%
CONTINUING OPERATIONS                                    26%      32%                 25%      32%                     31%
TOTAL                                                    26%      32%                 25%      31%                     31%
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

NOTES TO SEGMENT REPORT:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table:

                                                                             (IN RS. MILLION)
---------------------------------------------------------------------------------------------
                                   THREE MONTHS ENDED                 SIX MONTHS ENDED
GEOGRAPHY                             SEPTEMBER 30,                     SEPTEMBER 30,
---------------------------------------------------------------------------------------------
                             2003      %       2002      %      2003     %       2002      %
                            -----------------------------------------------------------------
India                        3,729     27      3,277     31     5,973    23      6,035     30
USA                          7,346     53      4,739     45    13,855    54      8,646     44
Rest of the world            2,670     20      2,605     24     5,907    23      5,242     26
Total                       13,745    100     10,621    100    25,735   100     19,923    100
---------------------------------------------------------------------------------------------

                  WIPRO LIMITED - STAND ALONE - PARENT COMPANY
            AUDITED FINANCIAL RESULTS FOR THE SIX MONTHS PERIOD ENDED
                       SEPTEMBER 30, 2003 (IN RS. MILLION)

---------------------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED             SIX MONTHS ENDED           YEAR ENDED
                                                          SEPTEMBER 30,                 SEPTEMBER 30,             MARCH 31,
                                                    -----------------------------------------------------------------------
                                                       2003           2002           2003           2002            2003
---------------------------------------------------------------------------------------------------------------------------
NET INCOME FROM SALES/SERVICES                          12,086          9,879         22,624         18,942          40,327
Cost of Sales/Services
a. Consumption of raw materials                          1,866          1,903          3,215          3,644           7,243
b. Other expenditure                                     5,818          4,112         10,984          7,834          17,268
GROSS PROFIT                                             4,402          3,864          8,425          7,464          15,816
Selling General and Administrative expenses              1,706          1,365          3,354          2,633           5,506
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION        2,697          2,499          5,071          4,831          10,310
---------------------------------------------------------------------------------------------------------------------------
Interest expense                                             5              5             11             13              29
Depreciation                                               369            313            681            634           1,380
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT AFTER INTEREST AND DEPRECIATION         2,322          2,181          4,379          4,184           8,901
---------------------------------------------------------------------------------------------------------------------------
Other income                                               199            170            346            368             705
PROFIT BEFORE TAX                                        2,521          2,351          4,725          4,552           9,606
Provision for tax                                          373            278            610            509           1,211
PROFIT BEFORE NON-RECURRING/EXTRAORDINARY ITEMS          2,148          2,073          4,115          4,043           8,395
Extraordinary / non-recurring expense                        -             17              -           (288)           (263)
---------------------------------------------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD / YEAR                             2,148          2,090          4,115          3,755           8,132
---------------------------------------------------------------------------------------------------------------------------
Paid up equity share capital                               465            465            465            465             465
Reserves excluding revaluation reserves                 36,956         28,648         36,956         28,648          32,837
Earnings Per Share
BASIC
Profit before extraordinary items                         9.29           8.97          17.80          17.49           36.31
Extraordinary items                                          -           0.07              -          (1.25)          (1.14)
Profit for the period                                     9.29           9.04          17.80          16.24           35.17
DILUTED
Profit before extraordinary items                         9.29           8.96          17.80          17.46           36.25
Extraordinary items                                          -           0.07              -          (1.25)          (1.13)
Profit for the period                                     9.29           9.03          17.80          16.21           35.12
AGGREGATE OF NON-PROMOTERS SHAREHOLDING
Number of shares                                    37,440,027     37,369,136     37,440,027     37,369,136      37,436,882
Percentage of holding                                    16.10          16.07          16.10          16.07           16.10
DETAILS OF EXPENDITURE
Staff Cost                                               1,968          1,495          3,805          2,818           6,424
Items exceeding 10% of total expenditure
Travelling and allowance                                 3,907          2,683          7,474          5,119          11,180
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

            STATUS OF REDRESSAL OF COMPLAINTS RECEIVED FOR THE PERIOD
                     FROM JULY 1, 2003 TO SEPTEMBER 30, 2003

--------------------------------------------------------------------------------------------------------------------------
                                                Pending at the      Complaints received   Complaints disposed
Nature of Complaints                         beginning of quarter    during the quarter    during the quarter   Unresolved
--------------------------------------------------------------------------------------------------------------------------
Complaints with respect to transfer
/transmission/split/consolidation/exchange
/duplicate issue of shares                            -                      3                     3                -
--------------------------------------------------------------------------------------------------------------------------
Complaints with respect to
Dematerialisation/Rematerialisation
of shares                                             -                      2                     2                -
--------------------------------------------------------------------------------------------------------------------------
Complaints with regard to non-receipt
of Corporate benefits like Dividend/
Interest/Bonus Shares                                 -                     20                    20                -
--------------------------------------------------------------------------------------------------------------------------
General queries                                       -                     36                    36                -
--------------------------------------------------------------------------------------------------------------------------
Total                                                 -                     61                    61                -
--------------------------------------------------------------------------------------------------------------------------

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been reported as a separate component of Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of 'Others'. Segment data for previous periods has been reclassified on a comparable basis.

5. In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6. The company has a 49% equity interest in Wipro GE Medical Systems Limited
(WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture, and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial statements".

7. In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

The above financial results were approved by the Board of Directors of the Company at its meeting held on October 17, 2003. There are no qualifications in the report issued by the Auditors for these periods.

Place: Bangalore                                           By order of the Board
Date: October 17, 2003                                             Azim H Premji
                                                  Chairman and Managing Director

                                                                    [WIPRO LOGO]

                                                         WIPRO LIMITED
                                                  Regd. Office: Doddakannelli,
                                               Sarjapur Road. Bangalore-560 035.
                                                          www.wipro.com